SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oiltanking Partners, L.P.

(Name of Partnership)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

678049107

(CUSIP Number)

Kenneth F. Owen

President and Chief Executive Officer

Oiltanking Holding Americas, Inc.

333 Clay Street, Suite 2400

Houston, Texas 77002

(281) 457-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 678049 107	Page 2 of 8

1	Name of Reporting Person Marquard & Bahls AG
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by each Reporting Person: 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%**
14	Type of Reporting Person CO

CUSIP No. 678049 107	Page 3 of 8

1	Name of Reporting Person Oiltanking GmbH
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by each Reporting Person: 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%**
14	Type of Reporting Person CO

CUSIP No. 678049 107	Page 4 of 8

1	Name of Reporting Person Oiltanking Holding Americas, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by each Reporting Person: 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%**
14	Type of Reporting Person CO

CUSIP No. 678049 107	Page 5 of 8

1	Name of Reporting Person OTB Holdco, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by each Reporting Person: 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%**
14	Type of Reporting Person OO

CUSIP No. 678049 107	Page 6 of 8

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission on July 29, 2011 (the “Schedule 13D”) relating to the Common Units representing limited partner interests (the “Common Units”) of Oiltanking Partners, L.P., a Delaware limited partnership (the “Issuer”), by each of the following persons: Marquard & Bahls AG (“M&B”), Oiltanking GmbH (“GmbH”), Oiltanking Holding Americas, Inc. (“OTA”), and OTB Holdco, LLC (“OTB Holdco” and together with M&B, GmbH and OTA, the “Reporting Persons”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented by the following:

Prior to the Transaction (as such term is defined below), OTA was the record holder of 7,162,064 Common Units and 20,915,684 subordinated units of the Issuer and OTB Holdco was the record holder of 8,737,738 Common Units and 17,984,118 subordinated units of the Issuer. The number of securities held of record by OTA and OTB Holdco prior to the Transaction has been adjusted to reflect a two-for-one split of the common and subordinated units of the Issuer that became effective July 14, 2014.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the following:

On October 1, 2014, Enterprise Products Partners L.P., a Delaware limited partnership (“Enterprise”) acquired all of the issued and outstanding interest in OTLP GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), and all of the Common Units and subordinated units of the Issuer held by OTA and OTB Holdco for aggregate consideration of approximately $4.4 billion, including $2.21 billion in cash and the issuance of 54,807,352 common units representing limited partner interests in Enterprise pursuant to a Contribution and Purchase Agreement (the “Contribution Agreement”) dated as of October 1, 2014, by and among Enterprise, OTA and OTB Holdco (the “Transaction”). References to, and descriptions of, the Contribution Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Contribution Agreement filed as Exhibit B herein, which is incorporated in its entirety in this Item 4.

After giving effect to the Transaction pursuant to the Contribution Agreement, Enterprise owns and controls the General Partner and owns an approximate 64.7% limited partner interest in the Issuer. OTA and OTB Holdco no longer have any ownership interest in the Issuer or the General Partner.

In connection with the Transaction, Kenneth F. Owen, Christian Flach, James Flannan Browne, and David L. Griffis have resigned from the board of directors of the General Partner, effective as of October 1, 2014. The Reporting Persons no longer have the right to appoint any person to the board of directors of the General Partner.

Except as set forth above in this Item 4, as amended and supplemented, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety by inserting the following information:

As of the date hereof and after giving effect to the Transaction pursuant to the Contribution Agreement, none of the Reporting Persons beneficially owns any Common Units of the Issuer, and none of the Reporting Persons has or shares the power to vote or to direct the vote, or the power to dispose or direct the disposition of, any Common Units of the Issuer.

CUSIP No. 678049 107	Page 7 of 8

Item 5(c) of the Schedule 13D is hereby amended by inserting the following information:

(c) Item 4 above summarizes the Transaction pursuant to the Contribution Agreement and is incorporated herein by reference. Except for the Transaction pursuant to the Contribution Agreement, none of the Reporting Persons or Related Persons has effected any other transactions in the Common Units in the past sixty days.

Item 5(e) of the Schedule 13D is hereby amended by inserting the following information:

(e) On October 1, 2014, following the transactions reported herein, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Units of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety

The information provided or incorporated by reference in Item 4 is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated October 1, 2014

Exhibit B	Contribution and Purchase Agreement by and among Enterprise Products Partners L.P., Oiltanking Holding Americas, Inc. and OTB Holdco, LLC, dated October 1, 2014 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Enterprise Product Partners L.P., filed October 1, 2014)

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2014	Name:

MARQUARD & BAHLS AG

	By:	/s/ Claus-Georg Nette
	Name:	Claus-Georg Nette
	Title:	Authorized Signatory

	By:	/s/ Uwe Danziger
	Name:	Uwe Danziger
	Title:	Authorized Signatory

OILTANKING GMBH

	By:	/s/ Claus-Georg Nette
	Name:	Claus-Georg Nette
	Title:	Attorney-in-Fact

OILTANKING HOLDING AMERICAS, INC.

	By:	/s/ Kenneth F. Owen
	Name:	Kenneth F. Owen
	Title:	President and Chief Executive Officer

OTB HOLDCO, LLC

	By:	/s/ Kenneth F. Owen
	Name:	Kenneth F. Owen
	Title:	President and Chief Executive Officer